Exhibit 99.1

PRESS RELEASE

Atento Appoints Mario Camara Country Managing Director for Brazil

•	A 15+ year Atento veteran, Mario Camara has led the Banking and Financial Services business unit for Atento in Brazil

SAO PAULO, March 1, 2016 – Atento S.A. (NYSE: ATTO), the largest provider of customer relationship management and business process outsourcing services (CRM/BPO) in Latin America and among the top three providers worldwide, has appointed Mario Camara as Country Managing Director for Atento in Brazil, effective March 1. Mr. Camara will also serve on Atento´s Group Executive Committee.

Most recently, Mario Camara was responsible for leading and significantly growing Atento´s Banking and Financial Services business unit for more than 5 years in Brazil. During his tenure, Atento has become the leading provider of customer experience and business process outsourcing solutions for the banking and financial services industry in the country and Latin America. Brazil is also Atento´s largest country unit in terms of revenues, number of clients, employees and customer relationship centers.

“Mario has led our Banking and Financial Services business unit in Brazil to become the reference for higher value customer experience and business process outsourcing solutions for Financial Services in the country. I am really pleased Mario will now be leading our flagship country operation. His deep expertise in the CRM/BPO industry and unique leadership skills are tremendous assets for extending our leadership position in Brazil”, said Alejandro Reynal, Atento’s Chief Executive Officer.

Mr. Camara joined Atento Brazil in 2000 and has served as Telecommunications Business Director and Multi-Sector Business Director. Since 2011, he has led the Banking and Financial Services business unit of Atento in Brazil, during which time the practice has expanded its customer base and range of services, including providing services and solutions to blue-chip banking and financial services companies in the country. Under his leadership, Atento has also become one of the most innovative providers of end-to-end customer experience solutions for the financial sector in Brazil and Latin America.

“I feel privileged and honored to be appointed Managing Director for Atento in Brazil,” said Mr. Camara “It is an honor to have the opportunity to lead a terrific team of talented professionals who are committed to driving further growth and extending Atento’s leading position in Brazil. I am excited and look forward to continuing to contribute to the success of our clients by providing the best customer experience.”

Prior to joining Atento, Mr. Camara held a number of leadership positions in Quattro A and Unibanco (Itaú).

Mr. Camara holds a Bachelor’s degree in Geology from Universidade de Brasilia in Brazil and an MBA from the FIA-Universidade de Sao Paulo.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top three providers globally, based on revenues. Atento is also a leading provider for U.S.-based companies nearshoring CRM/BPO services to Latin America. Since 1999, the company has developed its business model in 14 countries where it employs more than 160,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2015, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for third consecutive year. For more information visit www.atento.com.

Media Relations

Maite Cordero

+34 91 740 74 47

media@atento.com

Investor Relations

Lynn Antipas Tyson

+ 1 914-485-1150

lynn.tyson@atento.com

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